Exhibit 99.7

Information marked below by a [            ] has been omitted pursuant to a request for confidential treatment filed separately with the Commission

LICENSE, DEVELOPMENT AND SUPPLY AGREEMENT

This Agreement is made effective on 16th day of November, 2005 by and between Viragen Inc., a company incorporated in Delaware, USA with its principal offices located at 865 SW 78th Avenue, Plantation, Florida, USA, and its Affiliates and Subsidiaries (Viragen) and Kuhnil Pharm. Co., Ltd., a company incorporated in Seoul, Korea with its principal offices located at 237-12 Gong Deok-dong Mapo-gu and its Affiliates and Subsidiaries (Kuhnil);

WHEREAS:

Viragen is engaged in the development, manufacture, marketing and sales of biotechnology-derived prescription products used in the treatment of a variety of life-threatening diseases, and

Kuhnil is engaged in the business of developing, marketing, selling and distributing prescription products throughout the Territory.

Viragen and Kuhnil desire to enter into an agreement whereby Kuhnil purchases, markets, sells and distributes certain Viragen products according to the terms and conditions specified in this Agreement.

Article 1: Definitions

1.1	“Affiliates and Subsidiaries” shall mean the entities owned by or controlled by the respective Parties to this Agreement, and which may be involved in the performance of this Agreement on behalf of either Party.

1.2	“Agreement” shall mean this agreement as amended from time to time, in accordance with the terms herein.

1.3	“Amendment” shall mean a mutually agreed upon and documented change to the terms and conditions of this Agreement, executed in writing and signed by authorized representatives of each Party to this Agreement in advance of the effective date of such change(s).

1.4	“Animal Study” shall mean any study or evaluation in animals (non-human studies) required by Registration Authorities in order to enable Registration of the Products.

1.5	“Annual Product Forecast” shall mean the amount of the Products that represents Kuhnil best estimates of SKUs it expects to purchase from Viragen during a consecutive 12-month period, and as reported to Viragen in advance on a calendar quarter basis as described herein.

1.6	“Approved Indication(s)” shall mean the precise and written descriptions for use as defined by the Registrations, the Market Authorizations and as may otherwise be defined by the Registration Authorities in the Countries within the Territory. Approved Indication(s) shall be specified in Exhibits to this Agreement, as samples of approved Product labeling, translated into English for convenience.

1.7	“Clinical Trial” shall mean the subjecting of humans to the Products as described by a study protocol required by Registration Authorities in the Territories.

1.8

“(Registration) Dossier” shall mean the entire collection of descriptive methods of chemistry, manufacturing and controls (CMC), animal study and clinical trial reports employed by Viragen in the development, processing, manufacture and testing of Products that are the subject of this Agreement. The Registration Dossier forms the basis of the Registration referred to in 1.28.

1.9	“Confidential Information” shall mean all information of a confidential nature relating to either party’s business disclosed by a Party to the other either orally, in writing or in any other tangible form, the terms of this Agreement and all matters related to or ancillary to this Agreement.

1.10	“Country(ies)” shall mean the geographic region included in the Territory which has its own Registration Authorities and requires a Market Authorization to permit marketing of the Product within its boundaries. Each Territory may be comprised of more than one Country.

1.11	“Delivery Date” shall mean a calendar date upon which Kuhnil wishes Viragen to make shipment of Products ordered by Kuhnil under an accepted Purchase Order.

1.12	“Effective Date” shall mean the date upon which this Agreement was last signed by either party to the Agreement, or as mutually agreed upon by the Parties.

1.13	“Exhibit” shall mean a written and mutually agreed upon attachment to this Agreement specifying certain terms, conditions, descriptions, specifications and details pertaining to individual Countries within the Territory, individual Products and/or specific conditions of this Agreement.

1.14

“Expiration Date” shall mean the date which shall be specified by Viragen as the last date upon which the Product shall be assured to meet the Product Specifications, as approved in the Registrations. The Expiration Date shall be incorporated into Product labeling and packaging and shall be assigned for each Product Lot Number.

1.15	“License Fee” shall mean the up front fee payable pursuant to Article 2 as specified in the relevant Exhibit.

1.16	“Viragen’s Marks” shall mean registered and unregistered trademarks and/or copyrights used by Viragen in relation to the Products and hereby licensed to Kuhnil under this Agreement within the Territory (attached hereto as Exhibits).

1.17	“Lot Number” shall mean the unique and identifying code, comprised of alpha and/or numeric figures, assigned by Viragen to identify a distinct and separate quantity of Product units that are manufactured under consistent and continuous processes, and as defined by Swedish Registration Authorities, the European Good Manufacturing Practices and/or the Current Good Manufacturing Practices promulgated by the United States Food and Drug Administration (USFDA). The Lot Number shall appear on each unit of Product, in the Product labeling and on Product packaging as approved in the Registrations.

1.18	“Market Authorization” shall mean the valid documented approval by the Registration Authority in each of the Countries, or groups of Countries where applicable, within the Territories permitting Kuhnil to commence selling, marketing and distribution of the Products.

1.19	“Marketing Plan(s)” shall mean the documented list and timing of actions that Kuhnil will take in order to successfully achieve or exceed the Annual Product Forecast in each Country, or groups of Countries, in the Territory, including details specified herein.

1.20	“Parties” shall mean parties to this Agreement including Viragen and Kuhnil.

1.21	“Product Improvements” shall mean any modification or change to the Products, whether in physical appearance, qualitative or quantitative description, packaging or clinical indication for use.

1.22	“Product Recall” shall mean the deliberate retrieval and recovery or recall from the Territory of warehoused, distributed, marketed or sold Products due to a serious deficiency in the quality or purity of the Product as determined by testing or inspection according to the Registration or as determined by reports of unanticipated adverse patient reactions specifically due to use of the Product.

1.23	“Product Specifications” shall mean the scientific, quantitative and qualitative descriptions of the Products, with respect to chemical, biological, microbiological and physical properties of the Products as put forth in the Registrations in the Territory, and as may be amended from time to time in accordance with this Agreement (attached hereto as Exhibits).

1.24	“Products” shall mean the finished pharmaceutical or biological material, in finished packaged and labeled form and meeting the Product Specifications as defined by the Registrations in the Territory, and as sold by Viragen to Kuhnil.

1.25	“PO” shall mean “Purchase Order”, a legally binding purchase order initiated by Kuhnil specifying quantities of Products it wishes to purchase from Viragen and have delivered to Kuhnil, according to the terms and conditions specified herein.

1.26	“Purchase Price(s)” shall mean the price at which Viragen agrees to sell the Products to Kuhnil, expressed in US Dollars, and as set forth in this Agreement and its Exhibits and Amendments, subject to changes as described herein.

1.27	“Registration Authority(ies)” shall mean those agencies, bodies or organizations designated by local laws and regulations in each of the Countries and/or Territory and charged with controlling the development, selling, marketing and distribution of prescription products.

1.28	“Registration(s)” shall mean the dossier(s) of scientific documentation, qualitative and quantitative data and, animal study clinical information that is required by local authorities as documented evidence of the safety and efficacy of the Products when used for their intended purpose(s).

1.29	“Shipment Date” shall mean that date on which Viragen transfers Products ordered by Kuhnil to the designated carrier for transport to Kuhnil.

1.30	“SKUs” shall mean the stock keeping unit of measure Kuhnil intends to use to track its purchases and sales of the Products, typically the smallest quantity of Product that Kuhnil will actually transfer to its customers in the act of making a sale. The SKU for each Product will be defined in Exhibits to this Agreement.

1.31	“Term” shall mean the length of time during which this Agreement shall remain in effect.

1.32	“Termination” shall mean the termination of activities in accordance with the terms of this Agreement.

1.33	“Territory(ies)” shall mean those geographical regions and/or areas mutually agreed upon by the Parties that constitute the boundaries within which the Products may be developed, sold, marketed and distributed. Individual Countries within the Territory shall be specified further in Exhibits and Amendments to this Agreement.

Article 2: License Fee

2.1	In consideration for Viragen granting exclusivity to Kuhnil to purchase market, sell, and distribute the Products under the terms and conditions herein, Kuhnil shall pay to Viragen a one-time, non-refundable License Fee for each Country in the Territory. In the event that the parties hereto agree to add new Countries to this Agreement, via mutually approved Amendments, additional non-refundable License Fees shall be paid by Kuhnil to Viragen, as shall be negotiated by the Parties and as described in Exhibits or Amendments to this Agreement.

2.2	The License Fee shall be paid within 30 days of the Effective Date of the Agreement, or in the case of approved or revised Exhibits or Amendments hereto, on the Effective Dates of such Exhibits or Amendments.

Article 3: Development of the Products

3.1	Viragen shall provide to Kuhnil the full and complete Registration dossier to facilitate the filing of Registrations with the Registration Authorities in each Country in the Territory at the earliest possible date(s). In the event the Registration Authorities in any Country in the Territory require a new clinical trial to be conducted in support of Market Authorization, Kuhnil shall fund such trial(s) at its own costs.

3.2	Viragen shall provide to Kuhnil the Products to be used for the purpose of conducting clinical trials at a cost equal to 1/2 the then current Purchase Price.

Article 4: Market Analysis/Marketing Plans

4.1	Kuhnil has prepared a preliminary market analysis for the Territory indicating that there is sufficient economic viability to warrant the process of developing, selling, marketing and distributing the Products throughout the Term of this Agreement.

4.2	In the event Kuhnil determines that it no longer has interest in executing the Development Plan for the Territory or a Country within the Territory, and that it has no intentions of or does not believe it can identify a suitable sub-licensee, Kuhnil will as soon as practicable convene a meeting with Viragen to discuss the determination, including the rationale for its determination complete with market analysis, competitive analysis or other information leading to the determination. The Parties agree to negotiate in good faith a final decision on whether or not the Territory, or Country within a Territory will be excluded from this Agreement via an Amendment.

4.3	In the event of such determination and agreement between the Parties to create such an Amendment, Kuhnil shall give up its rights with respect to the Products in such Territory or such Country within the Territory and Viragen shall have the right to take any action it deems appropriate with respect to such Products, Country and/or Territory, at its sole discretion.

4.4	Kuhnil agrees to conduct periodic market analyses in the Territory and to report the same to Viragen, in a form and on a schedule mutually agreeable to the Parties, in support of the Products throughout the Term of this Agreement. Periodic market analyses shall be used to construct the Marketing Plans.

4.5	No later than ninety (90) calendar days after the Market Authorization in each Country in the Territory, Kuhnil will submit to Viragen for its review and approval the Marketing Plan for the Product. The Marketing Plan shall be in a form mutually agreeable to the Parties, but shall contain the following minimum information:

4.5.1	Total number of sales representatives that will sell the Product in the Country;

4.5.2	Planned call positioning and selling messages for the Product;

4.5.3	Total monthly planned physician and hospital calls;

4.5.4	Annual advertising and promotional plan (journal ads, professional meetings, focus groups, peer-to-peer selling, etc.);

4.5.6	Reporting formats for tracking sales call activity and sales results.

4.6	Viragen shall provide comments and recommendations for modifications to the Marketing Plan in writing no later than ten (10) calendar days from the date of receipt. The failure by Viragen to provide any comments or recommendations on the Marketing Plan in writing within the 10-day period shall be construed as approval of the Marketing Plan.

4.7	Kuhnil shall review Viragen’s recommendations for changes to Marketing Plans and shall endeavor to integrate Viragen’s recommendations to the extent reasonable to meet the Annual Product Forecast.

4.8	Viragen shall have prior approval authority for certain aspects of any Marketing Plan, which shall include;

4.8.1	Market Positioning

4.8.2	Sales claims

4.8.3	Use of Viragen’s Marks

4.9	Kuhnil shall report to Viragen within 30 days of the end of each calendar year throughout the Term, including any initial partial year, its adherence to the Marketing Plan, its progress in effecting the Marketing Plan and any deviations from the Marketing Plan for each Country in the Territory, or groups of Countries.

4.10	In the event that Viragen becomes aware of an unreported or undisclosed deviation from the agreed upon Marketing Plans that results in the failure of Kuhnil to achieve its Annual Product Forecast in a Country or group of Countries, Viragen will consider Kuhnil to be in material breach of this Agreement.

4.11	The failure by Kuhnil to follow the Marketing Plan communicated to Viragen in any Country in the Territory shall be considered a material breach of this Agreement, with respect to that Country, and Viragen shall have the right to terminate this Agreement with respect to that Country, upon written notice to Kuhnil, and provided Kuhnil has not cured such breach within sixty (60) calendar days of notification.

Article 5: Registration and Reimbursement

5.1	Viragen will ensure timely availability of the appropriate Registration documentation, either through its own regulatory affairs staff or through the use of a third party regulatory consultant.

5.2

Kuhnil will, to the extent necessary and reasonable, make periodic inquiries of the Registration Authorities, respond to any inquiries from the Registration Authorities and notify Viragen for the correction of any deficiencies in the

Registration in an effort to gain Market Authorization in all Countries in the Territory at the earliest possible date.

5.3	Kuhnil will ensure timely negotiations in each Country in the Territory with respect to reimbursement authorization for the Products. Kuhnil shall be solely responsible for setting the market price of the Products throughout the Territory.

Article 6: Market Authorization

6.1	Upon receipt of Market Authorization in a Country within a Territory, Kuhnil will inform Viragen in writing within 3 calendar days of receipt of notification.

6.2	Kuhnil and Viragen will cooperate with one another on the development and issuance of a joint press release to announce this important milestone to the public and respective stockholders. No press release may be issued without the prior and express written approval of both Parties, except as may be required by local laws and regulations.

6.3	Within thirty (30) calendar days after receipt of each Market Authorization, Kuhnil will present to Viragen its first twelve (12) month Annual Product Forecast, according to Article 7.

6.4	Viragen will acknowledge receipt of the first Annual Product Forecast in writing and will use reasonable efforts to ensure its manufacturing capacity is sufficiently capable of meeting the expected demand during the subsequent 12 month period.

6.5	Kuhnil will submit, if it has not already done so, copies of final advertising and promotional materials to Viragen for its review. Kuhnil shall be solely responsible and accountable for creation, proofing, and control of all advertising and promotional materials in complete accordance with Registration approvals.

6.6	Kuhnil will determine and communicate to Viragen its desired date to officially initiate the market launch of the Product in each Country.

6.7	Viragen will confirm its ability to provide suitable quantities of Product prior to the intended launch date, or will work with Kuhnil to determine an alternate date that is most suitable. Viragen will take all reasonable steps within its control to ensure that it supplies Product according to Kuhnil ‘s desired launch date.

Article 7: Annual Product Forecasts

7.1	Within thirty (30) calendar days of receipt of the Market Authorization for a Product in a Country within the Territory, Kuhnil will submit to Viragen its first Annual Product Forecast and its first PO for the Product.

7.2	The Annual Product Forecast will represent Kuhnil best estimate, to its reasonable knowledge, of the quantities of Product it expects to order from Viragen during the subsequent 12-month period, expressed on a calendar quarter basis.

7.3	The Annual Product Forecast shall be expressed in SKUs, with one SKU representing the smallest quantity Kuhnil plans to sell to any third party (e.g., a carton, a case, an ampoule, a syringe, etc.).

7.4	The Annual Product Forecast shall be in a format mutually agreeable to the Parties and shall be communicated via hard copy, via electronic mail, or via facsimile to Viragen. Viragen shall confirm receipt of the Annual Product Forecast, in writing to Kuhnil.

7.5	Within thirty (30) calendar days prior to the end of each subsequent calendar quarter, Kuhnil will update the Annual Product Forecast (rolling 12-months) and submit the update to Viragen. These quarterly updates are intended to provide Kuhnil with the opportunity to regularly communicate changes in demand for Product in the Territory and to provide Viragen with as much prior notice as possible that changes in manufacturing schedules may be necessary.

7.6	In the event Kuhnil becomes aware of significant and immediate market dynamics that cause it to believe that a change in the Annual Product Forecast should be urgently communicated to Viragen, Kuhnil may submit a non-scheduled updated Annual Product Forecast at its own discretion and to which Viragen will respond in the spirit of cooperation.

7.7	Kuhnil will endeavor to submit Annual Product Forecasts that are representative of its realistic expectations of the market in each Country in the Territory and will use its best and reasonable efforts to communicate changes to its Forecasts to Viragen on a timely basis.

7.8	Viragen will use reasonable efforts to maintain sufficient manufacturing capacity and Product inventory to supply Kuhnil with its requirements according to the Annual Product Forecast and updates thereto.

Article 8: Purchase and Delivery of Products

8.1

Within sixty (60) calendar days before the beginning of each calendar quarter, beginning on or prior to the date of Market Authorization in a Country in the Territory and continuing throughout the Term of this Agreement, Kuhnil will submit a PO to Viragen specifying the quantities of Product it will require for the subsequent calendar quarter, and will specify the Delivery Date(s) for quantities ordered. Viragen will confirm receipt and acceptance of all POs in writing.

8.2	The maximum time required by Viragen, from the date of receipt of a PO from Kuhnil to the date the first quantity of Product is shipped from the manufacturing facility is sixty (60) calendar days.

8.2.1	In the event Viragen confirms receipt of a PO and fails to ship quantities within 60 days of the dates stated in the PO (or such later date as agreed between the Parties), Viragen shall be assessed a late-delivery penalty.

8.2.2	The late-delivery penalty shall be one percent (1%) off the total invoice price for every calendar day a shipment exceeds the 60-day expectation, provided that the aggregate value of such penalty shall not exceed the total invoice price.

8.3	Viragen will specify for each Product, or Product packaging configuration, including Country-specific packaging requirements, the minimum quantity of SKUs it will provide per PO. Kuhnil agrees that its purchase quantities will comply with minimums specified by Viragen and will construct its PO accordingly. The minimum order quantities by Country within the Territory for each respective Product or Product packaging configuration will be specified by Viragen as Exhibits to this Agreement.

8.4	Once a PO is confirmed as received by Viragen, such PO is binding and Kuhnil may not change or cancel that PO for any reason, except in the case of any material breach of this Agreement by Viragen.

8.5	Viragen may not cancel any confirmed PO received from Kuhnil, except in the case of any material breach of this Agreement by Kuhnil.

8.6	The Purchase Price for the Products will be that price in effect on the date each PO is received by Viragen and as specified in Exhibits to this Agreement or as otherwise agreed in writing by the Parties.

8.7	Kuhnil, at its sole discretion, will select a carrier for temperature-controlled transport of Products to its distribution warehouse(s) from Viragen’s manufacturing site in Umeå, Sweden. Title to Product will pass to Kuhnil at the time the Products are delivered to the carrier on the Shipment Date.

8.8	Kuhnil will be responsible for payment of all transport costs, including export/import fees, duties, taxes and insurance, and any other costs necessary to transport the Products.

8.9	Products manufactured by Viragen are temperature-sensitive and are labeled with temperature storage requirements, in accordance with Registrations. Kuhnil acknowledges this fact and will take this into account when selecting and contracting with a carrier so that Products handled by that carrier are not adulterated via improper storage and shipping conditions with respect to temperature controls. Viragen is not liable for any damage to Products, concealed or otherwise, including improper storage and handling, once possession passes to Kuhnil on the Shipment Date.

8.10

Viragen shall include with each shipment, and for each Product Lot Number, a document specifying that the subject product has been manufactured in accordance with the relevant Registration and meets the Product Specifications.

Such document shall be in a format mutually agreed upon by the respective Parties’ quality control or quality assurance staff.

8.11	Viragen shall retain samples from each Product Lot Number for its own purposes and for any stability studies that may be required by the Registration Authorities.

8.12	Viragen shall not be obligated to accept or supply any orders for Products that are in excess of one hundred and thirty percent (130%) of the average quantities of Products ordered during the two preceding calendar quarters.

Article 9: Inspection

9.1	Kuhnil and Viragen shall each have the right to inspect the other’s facilities, including manufacturing sites, warehouses, distribution centers, laboratories and other areas that are pertinent to the performance of this Agreement.

9.1.1	Each Party shall provide sufficient notice of its intent to conduct facility inspections at least sixty (60) days prior to the intended inspection date.

9.1.2	Facility inspections may be carried out only during normal operating hours and on normal operating days for each facility and in each geographic location.

9.1.3	The Parties agree to follow the respective standard operating procedures in effect at facilities to be inspected with respect to escorts, photographs, requests for documents and any other aspects pertaining to facility inspections that may be in effect or revised from time to time.

9.1.4	Upon completion of any such inspection, the Parties shall meet to discuss any relevant findings from such inspections.

9.1.5	In the event any documented report is generated as the result of facility inspection, each Party will ensure that the other party receives a full and complete copy of such documentation for its records.

9.2	Kuhnil, at its sole discretion, may elect to inspect, or have inspected, any shipment of Products from Viragen to determine compliance with the Product Specifications.

9.3	Kuhnil shall ensure that any such inspection is in accordance with the methods and procedures of analysis that are approved in the Registration for the Country within the Territory.

9.4	Kuhnil will notify Viragen in writing of inspection results that meet Product Specifications, for each Product Lot Number it receives, should it elect to inspect such Product.

9.5	In the event that Kuhnil determines that any shipment of Product fails to meet the Product Specifications, excluding any failure that could be assigned to the storage, handling or delivery by the carrier, Kuhnil will immediately notify Viragen in writing. Viragen will cooperate with Kuhnil to confirm and determine the cause of the alleged specification failure.

9.6	Kuhnil agrees to provide representative samples of what it believes to be defective Product to Viragen for the purposes of confirmatory inspection by Viragen. Viragen shall ensure that any such inspection is in accordance with the methods and procedures of analysis that are approved in the Registration for the Country in the Territory.

9.6.1	In the event Viragen confirms the failure and determines that it is responsible for the failure, then Viragen will replace the shipment of Product to Kuhnil at the earliest possible date at no additional charge to Kuhnil, including direct costs of Product, freight, duty, taxes, that Kuhnil has already paid for the initial shipment.

9.6.2	In the event Kuhnil determines the failure to be its responsibility or the responsibility of the carrier, Kuhnil shall be responsible for any and all direct costs associated with the testing and disposition of the subject Products.

9.7	If the results of the inspection by the Parties differs, that is, if Viragen cannot confirm the alleged specification failure, then the parties agree to have the Product inspected by a mutually agreeable independent third party.

9.8	Kuhnil agrees to provide additional samples as may be necessary for the third party to conduct the necessary inspection.

9.9	The Parties agree that the results of the independent third party, excluding the event of manifest error, shall be final and binding.

9.10	In the event that Kuhnil is found to be in error in determining the specification failure, Kuhnil shall accept the independent third party inspection for the purposes of documenting the inspection and releasing the subject Product for sale in the Territory. In this event, Kuhnil agrees to reimburse Viragen for its costs of inspection and to pay the independent third party inspection costs.

9.11	In the event that Viragen is found to be in error, Viragen agrees to reimburse Kuhnil for its costs of inspection and to pay the independent third party inspection costs.

9.11.1	Viragen will replace the subject Product at no cost to Kuhnil, including all direct costs associated with shipment and delivery, including duties and taxes which would otherwise have been paid by Kuhnil, provided that Kuhnil has already paid for the original shipment. The Parties will cooperate with one another on the best manner in which to pay these costs.

9.11.2	Viragen will not accept any return of Products which fail to meet the Product Specifications. Viragen agrees to reimburse Kuhnil for reasonable costs of destruction of Products which fail to meet the Product Specifications due to the fault of Viragen, and when destroyed in a manner consistent with Viragen’s prevailing procedures or as mutually agreed by the Parties, according to local law. Kuhnil will provide copies of the destruction records, and charges, to Viragen on a timely basis.”

9.11.3	Viragen will use its best efforts to replace Product confirmed to fail the Product Specifications at the earliest possible date to provide Kuhnil with supply.

9.11.4	Neither Viragen nor Kuhnil shall be liable to one another for any lost sales or lost sales opportunity for any reason.

9.12	Kuhnil undertakes not to sell any Product which are determined as being in any way defective or which fail to meet the Product Specifications.

Article 10: Purchase Price and Payment

10.1	Purchase Prices for Products to be sold in the Territory are shown in Exhibits to this Agreement and are in US Dollars.

10.2	Purchase Prices shown in Exhibits are representative of Purchase Prices that shall be in effect on the date of the first Market Authorization in a Country in the Territory and shall remain in effect for a twelve (12) month period thereafter. Viragen shall not revise the Purchase Price for that Product within that 12 month period.

10.3	Subsequent to this 12-month period, stipulated in Article 10.2, Viragen shall have the right to revise the Purchase Prices for Products on a commensurate level with the change in the Consumer Price Index for Sweden over the previous calendar year period, but in no case shall Viragen effect a Purchase Price increase in excess of five percent (5%). Viragen shall be entitled to make one price revision during this or any subsequent 12 month period.

10.4	Upon determining a change to the Purchase Price, the Parties agree to add a new Amendment to the Exhibit showing the revised Purchase Price for each Product. A failure to make the necessary amendment to the Exhibit will not invalidate the price increase nor absolve any Party of their rights or obligations in that regard.

10.5	Payment for Product ordered by Kuhnil and delivered by Viragen is due in full within thirty (30) days of shipment of Product from Viragen’s manufacturing site.

On the Shipment Date, Viragen shall submit with the shipment and via electronic mail or facsimile an invoice for payment to Kuhnil.

10.6	Kuhnil shall pay the full amount, in US Dollars, on each invoice to Viragen by a means mutually agreeable to the Parties (wire-transfer, company check, etc.).

10.7	For any invoice against which Kuhnil fails to pay the full amount within the 30-day period, a late-payment penalty shall be assessed beginning on day 31.

The late-payment penalty shall be one percent (1%) of the total invoice amount for each day beyond the 30th day, provided that the aggregate value of such penalty shall not exceed the total invoice price.

Article 11: Selling, Marketing and Distribution

11.1	Kuhnil agrees to use reasonable efforts, customary in the trade, to sell, market and distribute the Products in order to maximize market share in the Countries in the Territory.

11.2	Kuhnil may, at its election but only with the prior written approval of Viragen, not to be unreasonably withheld, sublicense its rights to sell, market and distribute the Products to local third parties, provided all other requirements of this Agreement, including, but not limited to, provisions of Confidentiality and Public Disclosure and payments due to Viragen, are maintained throughout the Term of this Agreement with such third party and on the basis that a valid sublicense agreement is entered into incorporating such reasonable provisions as Viragen may specify. Kuhnil may not grant any rights to any third party that are not the subject of this Agreement. Kuhnil shall at all times remain liable for the performance of this Agreement and for compliance by its sub licensees with the terms of this Agreement.

Information marked below by a [            ] has been omitted pursuant to a request for confidential treatment filed separately with the Commission

11.3	Kuhnil will ensure that sufficient selling time and expertise is dedicated to the Product as follows:

11.3.1	For a minimum of twelve (12) months following Product launch in a Territory, Kuhnil will ensure that Viragen’s Product receives primary call positioning among its sales representatives involved in the promotion, including third party sales representatives if sublicensed.

11.3.2	For the subsequent twelve (12) month period, Kuhnil will ensure that Viragen’s Product receives not less than [ ] primary call positioning and not less than [ ] secondary call positioning among its sales representatives involved in the promotion, including third party sales representatives if sublicensed.

11.3.3	Subsequent to this second 12 month period, the Parties agree to meet and negotiate call positioning requirements for subsequent periods.

11.4	Kuhnil will sell and market the Products only in the Territory specified in this Agreement. Kuhnil hereby agrees to take all necessary actions to prevent Products from being developed, sold, marketed or distributed to any other territory. In the event Kuhnil determines by any means that Products are being or are likely to be being distributed outside the Territory but from its purchased inventories, Kuhnil will immediately notify Viragen and the Parties will mutually determine the most appropriate course of action to bring such unauthorized distribution to a halt.

11.5	Kuhnil will sell, market and distribute the Products in accordance with the approved Registration in each Country in the Territory, including labeled indications for use and labeled storage conditions.

11.6	Kuhnil will sell, market and distribute the Products in complete compliance with all applicable local laws and regulations that pertain to prescription products, and will not sublicense the Products to any third party that will not agree to such conditions in writing. Kuhnil will take all necessary actions to ensure that its, or its sub licensees, selling, marketing and distribution practices are in compliance with the United States Foreign Corrupt Practices Act, as well as any local or Territorial regulations pertaining to Foreign Corrupt Practices.

11.7	Products will be marketed using the Licensed Marks established for each Product. Viragen shall be solely responsible for registering and maintaining its brand names, trademarks and copyrights according to local and international laws and regulations, and at its own expense.

11.8	Promotional materials shall include the names of both Viragen and Kuhnil. Labeling and packaging printing shall include any information required by local authorities under the Registration and Market Authorization. All costs of such labeling and packaging materials shall be the responsibility of Viragen.

11.9	Viragen will provide assistance to Kuhnil, on a reasonable basis and at its own expense, for training of sales and marketing personnel with respect to Product features, benefits and attributes that are in Viragen’s possession and that are in the English language.

11.10	Kuhnil shall be responsible for all distribution of Products in the Territory, and shall be responsible for any and all returns of Products from its customers.

11.11	Viragen will not accept nor reimburse Kuhnil for any Product returns from Kuhnil customers, except for that provided under Article 13.

Article 12: Product Improvements, Research and Development

12.1	In the event that Viragen develops improvements to any of the Products, Kuhnil shall have the right to accept or refuse such improvement at its sole discretion. Kuhnil shall not have the right to refuse any improvement to the Products in the event such improvement is mandated by Registration Authorities in the Territory or if mandated by Registration Authorities in order to permit export from the country of origin.

12.2	In the event that Registration Authorities require prior approval of Product Improvements agreed upon by Kuhnil, the costs of Registrations shall be the responsibility of Kuhnil.

12.3	In the event the Product Improvement is required by Swedish Registration Authorities in order to permit continuing export to Kuhnil, such costs shall be the responsibility of Viragen.

12.4	Prior to Viragen designing and developing Product Improvements that are not already contemplated as of the Effective Date of this Agreement, Viragen agrees to notify Kuhnil in advance of decisions on final improvements so that specific territorial and marketing needs of Kuhnil can be incorporated, to the extent possible and reasonable, by Viragen.

12.5	Viragen shall make any final decision on the design and development of Product Improvements.

12.6	This Agreement contemplates Kuhnil marketing the Products for the Approved Indications. In the event that Viragen develops new Indications for the Products, Kuhnil shall have a right of first refusal to such indications in the Territory, provided terms and conditions for such are successfully negotiated between the Parties.

12.6.1	Viragen shall be obligated to accept such terms and conditions negotiated with Kuhnil for any new indications developed by Viragen provided such terms and conditions are no less favorable than those offered by third parties.

12.6.2	In the event the Parties jointly agree to develop any new indication(s) and to share in the costs of such development, then Kuhnil shall have the exclusive rights in the Territory to such indications upon completion of development, under the terms and conditions of this Agreement.

12.7	Viragen shall have the right, at its sole discretion, to conduct research and/or development studies on the Products at its own costs and for any purpose.

Article 13: Customer Complaints, Adverse Events and Product Recalls

13.1	Kuhnil shall develop, administer and maintain an active customer complaint procedure for all Products in the Territory.

13.2	Customer complaints will be tracked by Product, Product Lot Number, Expiration Date and other information as deemed appropriate by Kuhnil.

13.3	In the event that Kuhnil becomes aware of any customer complaint that involves a life-threatening or otherwise serious adverse patient reaction (Adverse Events) that is related to the use of any of the Products, Kuhnil shall notify Viragen in accordance with Article 13.4 and the Parties agree to cooperate in any investigation into the complaint.

13.4	All reports of Adverse Events must be reported to Viragen within seven (7) calendar days of receipt of the initial report by Kuhnil. This requirement includes Adverse Events that are reported during Clinical Trials. Kuhnil agrees to cooperate with Viragen in collection of appropriate information and data so that Viragen may meet its obligatory reporting requirements to relevant authorities (in Sweden and other territories as may be required).

13.5	Non-serious Drug Reactions may be reported to Viragen on a quarterly basis, or as the Parties may mutually agree.

13.6	Non-serious Adverse Events that may occur during Clinical Trials will be reported at the end of the Clinical Trial in the final Clinical Trial Report.

13.7	In the event that Viragen becomes aware of any Customer Complaint of a similar nature in any territory not covered by this Agreement, Viragen shall immediately notify Kuhnil of the complaint and keep Kuhnil informed of any investigation and conclusions. Viragen shall inform Kuhnil if any information that comes to its attention that could be construed to relate to any Products delivered to Kuhnil under this Agreement and the Parties shall cooperate to determine the most appropriate course of action.

13.8	At least once every six (6) months, Kuhnil shall prepare a summary of all Customer Complaints on Products distributed in the Territory and provide this to Viragen in writing in a format mutually agreeable to the Parties.

13.9	With the exception of a Product Recall action, further defined in this Article 13, Kuhnil is solely responsible for documenting, tracking, investigating and handling all Customer Complaints in the Territory at its own cost.

13.10	In the event that a serious Product defect or any unexpected and life-threatening patient adverse reaction arises, the Parties agree to cooperate to determine the appropriate actions.

13.11	The Parties will consider the Registration Authorities’ requirements in each affected Country in the Territory when making decisions on Product Recalls.

13.12	In the event that the Parties agree that a Product Recall is necessary, Kuhnil shall control and be responsible for all necessary local actions to affect the Product Recall, including responsibility for notification to local authorities as required by local regulations. Kuhnil shall be responsible for all costs associated with effecting and reporting Product Recall actions, excluding situations where Article 13.14 applies.

13.13	Viragen shall be responsible for coordination, with assistance of Kuhnil, in the investigation of the cause of the Product Recall and identifying appropriate corrective actions to permit Kuhnil to continue selling, marketing and distributing the Product in the Territories.

13.14	In the event the investigation identifies that Viragen is at fault for the Product Recall, Viragen shall reimburse Kuhnil for all direct costs associated with the

Product Recall, including cost of goods recalled, shipping costs for returns from customers, notification costs and all other costs that are reasonable, customary and direct in nature. Viragen shall not be liable to Kuhnil for lost sales, lost sales opportunity or overhead costs as a result of a Product Recall.

13.15	In the event the investigation identifies that Kuhnil or its sublicensee is at fault for the Product Recall, Kuhnil shall be responsible for all costs associated with the Product Recall, including the purchase of replacement product and all customer costs associated with the Product Recall, as is customary in the trade/business in the Territory.

Article 14: Public Disclosure

14.1	Neither Party to this Agreement shall make any disclosure to the public, to stockholders or to other parties that may be expected to be disclosed to the public without the express written consent of the other Party.

14.2	Any press release naming the Parties to this Agreement, or using the Licensed Marks and disclosing any information pertaining to the Agreement itself, must be approved prior to issuance by both Parties and in writing.

14.3	In the event that either Party is compelled by local laws or regulations to disclose information about this Agreement in such a manner as would be likely viewed as a public disclosure by the other Party, the disclosing Party must immediately notify the other Party so that the non-disclosing Party may take any permissible and necessary actions to preclude the disclosure to the extent possible.

14.4	These restrictions on disclosure do not apply to compliance with local laws and regulations which may mandate the naming of Viragen as the manufacturer of

Products and Kuhnil as the exclusive licensee of the Products in order to submit Registrations and achieve Market Authorizations or any other similar compliance matters.

Article 15: Term and Termination

15.1	This Agreement shall become effective on the Effective Date, and in the case of Exhibits and Amendments hereto, on the date last signed by the parties thereto.

15.2	The Term of this Agreement shall be for not less than the date falling 10 years from the Effective Date(s), or the date upon which the last patent on the Products expires in the Territories, whichever is the later date.

15.3	Excluding the provisions of Article 4 with respect to termination of an individual Country in the Territory, Kuhnil may terminate this Agreement upon ninety (90) days prior written notice to Viragen in the event of either of the following conditions:

15.3.1	In the event that Viragen is found to be in breach of this Agreement and fails to cure such breach within 90 days of notification from Kuhnil ;

15.3.2	In the event that Viragen is unable to supply Products to Kuhnil within the timescales set out herein, such that Kuhnil would lose market share within the Territory(ies), excluding reasons of force majeure;

15.3.3	In the event that Viragen becomes the subject of regulatory action from any regulatory authority that causes an interruption in the manufacturing or supply of Products to Kuhnil in excess of 90 days;

15.3.4	In the event that Viragen declares insolvency, bankruptcy or otherwise ceases its business activities;

15.3.5	In the event that all or a portion of the business of Viragen, including that pertaining to the rights to the Products, is licensed to, acquired by or otherwise transferred to a third party that Kuhnil finds objectionable on a competitive basis, except to successors of the business of Viragen that pertain to the Products;

15.4	Viragen may terminate this Agreement upon 90 days prior written notice to Kuhnil in the event of either of the following conditions:

15.4.1	In the event that Kuhnil is found to be in breach of this Agreement and fails to cure such breach within 90 days of notification from Viragen;

15.4.2	In the event that Kuhnil is unable, for any reason, following Market Authorization in any Country in the Territory, and reimbursement authorization where applicable, to achieve sales within six (6) months in that Country;

15.4.3	In the event of the failure by Kuhnil to make payments to Viragen, in accordance with this Agreement, its Exhibits and its Amendments;

15.4.4	In the event of failure by Kuhnil to comply with local laws and regulations as pertains to the selling, marketing and distribution of Products in the Territory(ies);

15.4.5	In the event that Kuhnil declares insolvency, bankruptcy or otherwise ceases its business activities;

15.4.6	In the event that all or a portion of the business of Kuhnil, that pertains to the Products provided by Viragen, is licensed to, acquired by or otherwise transferred to a third party that Viragen finds objectionable on a competitive basis.

15.5	Effects of Termination, whether for the entire Territory(ies) defined by this Agreement, its Exhibits and its Amendments, or for an individual Territory, shall be as agreed upon by the parties to their mutual benefit, with exception to the rights to the Products. In the event of termination by either party and for any reason, the rights to the Products shall reside with Viragen, and Viragen shall be free of any encumbrance to utilize the rights to the Products to its own benefit, in its sole discretion.

15.6	Upon termination by either party in accordance with this Agreement, the respective parties reserve all rights afforded to them under prevailing law.

Article 16: Representations and Warranties

16.1	Each Party to this Agreement hereby represents and warrants that it has the authority to enter into this Agreement and to execute its responsibilities as contemplated and specifically stated in this Agreement and that in doing so it will not be in violation of any local laws, regulations or its own bylaws of incorporation.

16.2	Viragen hereby represents and warrants that the Products it sells to Kuhnil shall, at the time of consignment to the carrier selected by Kuhnil, meet all the applicable and approved Product Specifications throughout the labeled expiry date. Viragen makes no representations and warranties on Products once possession passes to Kuhnil, including fitness for use for any purpose.

16.3	Kuhnil hereby represents and warrants to Viragen that it will ship, store, sell, market and distribute the Products in accordance with all local laws and regulations and in accordance with the Marketing Plan(s) and will not cause any such Products to become adulterated or defective as a result of Kuhnil negligence or negligence of its sublicense partners.

16.4	Kuhnil hereby represents and warrants that it will market the Products in an ethical manner so as to properly position the Products among the competition in the Territory and will not market the Products as “loss leaders” among its other products or among existing competitive products, but will actively and continuously promote the features and benefits of the Products in order to achieve or exceed the Annual Product Forecasts.

16.5	The Parties make no other representations and warranties to one another under this Agreement.

Article 17: Indemnification

17.1	Viragen shall hold harmless Kuhnil, its officers and its employees and shall indemnify same in respect of all claims, liabilities, costs, damages and expenses (including reasonable attorney’s fees and expenses) arising from any act of negligence or omission of Viragen in the performance of its obligations under this Agreement, including any claims in respect of personal injury or death as a result of use of a Product that fails to meet the Product Specifications as a result of a failure on the part of Viragen.

17.2	Kuhnil shall hold harmless Viragen, its affiliates, its officers and its employees and shall indemnify same in respect of all claims, liabilities, costs, damages and expenses (including reasonable attorney’s fees and expenses) arising from any act of negligence or omission of Kuhnil in the performance of its obligations under this Agreement.

Article 18: Assignment

This Agreement may not be assigned by either Party to any third party without the express written consent of the other Party, except to the successors of all or a majority of the business of Kuhnil or Viragen.

Article 19: Confidentiality

19.1	The Parties hereto acknowledge that the execution of this Agreement will require the disclosure by each Party of certain Confidential Information, whether before, on or after the Effective Date. Such Confidential Information may be in written, oral or electronic form and may or may not be conspicuously marked as “Confidential”. Therefore the Parties hereby agree,

19.1.1	To keep the other Party’s Confidential Information confidential at all times and to ensure that its agents, representatives, employees and sub licensees who may have access to the Confidential Information are likewise restricted as to their disclosure of such information;

19.1.2	To only disclose Confidential Information to permitted sub licensees or respective responsible employees or contractors who are directly involved in the Licensed Use of the Products and need to know same for performance of their duties;

19.1.3	Ensure that Confidential Information of the other Party is protected to the same degree that it would protect its own Confidential Information.

19.2	In the event that a Party is required by law or government regulations to disclose Confidential Information of the other Party, it shall promptly notify the other party of the requirement, use reasonable efforts to limit such disclosure and permit the other Party to attempt to limit the disclosure by appropriate and valid means. No such disclosure shall be made without prior notification to the other Party.

19.3	Nothing in this Agreement shall prohibit either party from complying fully with all requirements of the Securities and Exchange Commission (SEC), or equivalent international body or agency. Wherever possible, the disclosing party shall take all precautions possible, including the redaction of Confidential Information, or portions thereof, so as to protect the interests of the other Party to the extent permitted by law.

19.4	These provisions of Confidentiality shall remain in effect from the Effective Date, throughout the Term of this Agreement for each Territory, and shall remain in effect for not less than five (5) years following the expiration or termination of this Agreement.

Article 20: Patent, Trademark and Copyrights

20.1	Viragen confirms that it owns and controls the rights to the patents, trademarks and copyrights pertaining to the Products that are the subject of this Agreement (attached hereto as Exhibits, and as may be amended from time to time).

20.2	Viragen has not received written notification that legal proceedings have been commenced, or are expected to be commenced, in which there may be assertions of infringement of the patents, trademarks or copyrights of any third party;

20.3	Viragen has not received any notification that legal proceedings have been commenced in the Territory by any third party in which the validity of any of the patents, trademarks or copyrights are challenged;

20.4	Viragen confirms that it has not licensed any rights to any third party for the use of patents, trademarks or copyrights pertaining specifically to the Products in the Territory that are the subject of this Agreement, nor will it do so throughout the Term of this Agreement.

20.5	In the event, during the Term of this Agreement, either party becomes aware of any action by a third party alleging infringement, invalidity or inapplicability of Viragen patents, trademarks or copyrights, the other Party shall be notified in writing.

20.6	Viragen shall have the right to defend its patents, trademarks and copyrights, at its own costs, and shall control such defense.

20.7	In the event that Viragen elects not to defend its patents, trademarks or copyrights in any Territory(ies), then Kuhnil shall have the right to conduct and control its own defense, as permitted by local laws and regulations. Viragen shall cooperate with such defense, but shall not be responsible for any associated expenses.

20.8	Any award granted in the defense of patents, trademarks or copyrights shall be made to the party who pays for the defense.

20.9	In certain situations, the Parties may elect to jointly defend the patents, trademarks or copyrights and to share the expenses, as may be mutually agreed.

In this event, any award will be shared by the Parties, in proportion to the percentage of expenses paid, respectively.

Article 21: Force Majeure

Force Majeure means any event which arises from or is attributable to acts, events; omissions or accidents beyond the reasonable control of a Party including strikes, lock-outs or other industrial disputes (whether involving the workforce of the Party so prevented or of any other party), acts of God, war, riot, civil commotion, malicious damage, compliance with any law or governmental order, rule, regulation or direction, accident, breakdown of plant or machinery, fire, flood, or storm or default of suppliers or sub-contractors liable to affect materially performance of this Agreement.

21.1	If either Party is prevented, hindered or delayed from or in performing any of its obligations under this Agreement (other than an obligation to pay money) by Force Majeure, then:

21.1.1	That Party’s obligations under this Agreement shall be suspended for so long as the Force Majeure continues and to the extent that the Party is so prevented, hindered or delayed;

21.1.2	As soon as reasonably possible and in any event within five calendar days after commencement of the Force Majeure, that Party shall notify the other Party in writing of the occurrence of the Force Majeure, the date of commencement of the Force Majeure and the effects and likely duration of the Force Majeure on its ability to perform its obligations under this Agreement; and

21.1.3	as soon as reasonably possible and in any event within five calendar days of cessation of the Force Majeure, that Party shall notify the other Party in writing of the cessation of the Force Majeure and shall resume performance of its obligations under this Agreement.

21.2	The Party claiming to be prevented, hindered or delayed in the performance of any of its obligations under this Agreement by reason of Force Majeure shall use reasonable endeavors without being obliged to incur any expenditure or cost to:

21.2.1	Mitigate the effects of the Force Majeure upon the performance of its obligations under this Agreement; and

21.2.2	Bring the Force Majeure event to an end or find a solution by which the Agreement may be performed despite the continuance of the Force Majeure event.

Article 22: Entire Agreement

22.1	Each of the Parties agrees that in entering into this Agreement it does not rely on, and has no remedy in respect of, any statement, expression of opinion, representation, warranty or understanding (whether negligently or innocently made) of any person other than as expressly set out in this Agreement.

22.2	This Agreement constitutes the entire and only agreement and understanding of the Parties, and supersedes any previous agreement or understanding between the Parties (and either of them), relating to the subject matter of this Agreement.

22.3	Nothing in this Article shall operate to limit or exclude any liability for fraud.

Article 23: Dispute Resolution

23.1	Any disputes concerning the respective Parties’ performance under this Agreement, if not specifically called out in this Agreement, shall be addressed by the Presidents of the Parties or officer of equivalent standing.

Article 24: Waivers

24.1	A waiver of any term, provision or condition of, and any consent granted under, this Agreement will be valid only if it is in writing, signed by the Party giving the waiver or granting the consent. Any such waiver or consent will be valid only in the particular instance and for the particular purpose for which it is given and will not constitute a waiver of any other right or remedy.

24.2	Any failure (in whole or in part) to exercise or delay in exercising any right, power or remedy (“Right”) available under this Agreement or in law will not constitute a waiver of that or any other Right nor will any single or partial exercise of any Right preclude any other or further exercise of any other Right. The rights and remedies provided by this Agreement are cumulative and (unless otherwise expressly stated in this Agreement) do not exclude any other rights or remedies available in law.

Article 25: Invalidity

25.1	If any provision of this Agreement is or becomes invalid or unenforceable, in whole or in part, in any jurisdiction, the validity and enforceability of the other provisions of this Agreement and its validity and enforceability in any other jurisdiction shall not be affected.

25.2	If any provision of this Agreement is or becomes, in whole or in part, invalid or unenforceable but would be valid or enforceable if some part of that provision was deleted, that provision shall apply with such deletions as may be necessary to make it valid.

25.3	The Parties agree, in the circumstances referred to in Article 25.1 and if Article 25.2 does not apply, to attempt to substitute for any invalid or unenforceable provision a valid or enforceable provision which achieves to the greatest extent possible the same effect as would have been achieved by the invalid or unenforceable provisions.

Article 26: No Partnership

This Agreement is not intended to and does not operate to create a partnership or joint venture between the Parties, or to authorize any Party to act as agent for the other, and neither party shall have authority to act in the name or on behalf of or otherwise to bind the other Party in any way (including by making any representation or warranty, assuming any obligation or liability and exercising any right or power, unless otherwise authorized herein).

Article 27: Notices

Any communication, including any notice or demand, under or in connection with this Agreement must be in writing, in English, and will be deemed to be validly served if delivered personally or sent by fax, e-mail, by registered air mail (or as otherwise specified in this Agreement):-

in the case of Viragen, to: President office

Address: 865 SW 78th Avenue, Plantation, Florida, USA

Fax number: (954) 233-8743

[e-mail address:] cestrada@viragen.com

Marked in each case for the attention of:

in the case of Kuhnil, to: President office

Address: Seoul, Korea 237-12 gong Deok-dong Mapo-gu

Fax number: 82-2-714-0314

[e-mail address:] djchoi@kuhnil.com

Marked in each case for the attention of:

Article 28: Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, in the United States of America.

IN WITNESS WHEREOF, the Parties have executed this license, development and supply agreement to be effective as of the Effective Date.

Kuhnil Pharm. Co., Ltd.		Viragen INC.

By:	/s/ Youngjoong Kim	By:	/s/ Charles A. Rice
Name:	Youngjoong Kim	Name:	Charles A. Rice
Title:	CEO and President	Title:	President & CEO
Date:	12/06/2005	Date:	12/05/05

Information marked below by a [            ] has been omitted pursuant to a request for confidential treatment filed separately with the Commission

License Fee

License Fee: In consideration for the exclusive rights granted to Kuhnil under this Agreement, Kuhnil shall pay to Viragen the sum of US [            ].

Purchase Price

Purchase price: Kuhnil shall pay to Viragen for Product in an amount equal to [            ] for each Million Unit of Multiferon.

Territory

Territory: Kuhnil shall sell Product within the Territory exclusively for Viragen. The territory shall mean the Republic of Korea.

Information marked below by a [            ] has been omitted pursuant to a request for confidential treatment filed separately with the Commission.

EXHIBIT A

TERRITORY

Territory means: South Korea

MEDICAL REGISTRATION

Distributor will register the Product in the Territory and the Company will be the owner of the Registration in accordance with the existing rules of the Territory’s law. All the annual registration maintenance fees and other fees required for the sale of the product as promulgated by any local, regional or national governmental authority will be borne by the Distributor. The Distributor will complete the Registration of the Product in the Territory within [            ] or earlier from the date of the last signature to this Agreement.

Distributor shall pay or cause the timely payment for all Product whether or not the Product was purchased by third parties.

The estimated volume of product in MIU and purchases in U.S. dollars anticipated to meet the Performance Schedule referenced are as follows:

Performance Schedule

Period	Estimated Purchase in MIU	Estimated Purchase in U.S. Dollars
First Year	[______]	[______]
Second Year	[______]	[______]
Third Year	[______]	[______]
Fourth Year	[______]	[______]
Fifth Year	[______]	[______]
TOTAL	[______]	[______]

Information marked below by a [            ] has been omitted pursuant to a request for confidential treatment filed separately with the Commission.

EXHIBIT B

License Fee	Consideration for the exclusive rights granted to Kuhnil under this Agreement, Kuhnil shall pay to Viragen the sum of US [______]. This payment shall be made within 30 days from the signature of this Agreement.

Price	The price of the Product:

US [______] per 3 MIU Vial, FCA Umeå Plant
US [______] per 6 MIU Vial, FCA Umeå Plant
(Inco-Terms 2000).

Product modifications	If the Company wishes to modify the Specification of the Product from that of the Product License as registered with the competent authorities of the Territory, it shall give written notice to the Distributor. The parties shall cooperate with a view to obtaining a variation of the Product License. The Company shall be entitled to modify the Specification provided that (a) it has furnished to the Distributor a written specification as modified, (b) the parties have obtained variation of the Product License by the competent authorities, (c) the modification does not prevent the Product being dispensed as Multiferon™ and (d) the modification does not alter the clinical specifications of the Product as outlined in the Summary of Product Characteristics.

Delivery Terms	Confirmed monthly orders shall be forwarded to the Distributor during the month following receipt at the Company.

The Product will be delivered in glass ampoules of 3 and 6 MIU, labeled with English text indicating batch number and expiry date, packed in plastic trays, each containing five ampoules.

While the Distributor and Company expect to meet the estimated purchase and sales in U.S. Dollars anticipated in Exhibit A herein, neither the Distributor nor the Company incur any liability, one to the other, in the event either Party cannot, in good faith, whether by force majeure or otherwise, fulfill the estimated purchase and sales in U.S. Dollars and/or related quantities as set forth in Exhibit A “Performance Schedule”.

Payment Terms	The Distributor will place quarterly orders for the amounts required to maintain their 90-day inventory and the Company will submit an invoice to the Distributor for each Product shipment. Payment for the product by the Distributor will be effected within 30 days after the date of delivery of the product. All payments shall be in US dollars and will be sent by bank transfer. All banking, insurance and shipping costs to be borne by Distributor consistent with FCA (Inco-Terms 2000).

Information marked below by a [            ] has been omitted pursuant to a request for confidential treatment filed separately with the Commission.

EXHIBIT C

Multiferon™ 6 Mill IU/ml, Quality Specification SP-BN 10

Description

A clear colorless solution containing no visible particles in glass sealed ampoules. Identity / Potency [______]	[______]

Quantity [______]	[______]

Specific Immunological Reactivity [______]	[______]

Specific Biological Activity [______]	[______]

pH [______]	[______]

Osmolality [______] Ph. Eur.	[______]

Determination of Protein [______]	[______]

Sterility test [______]	[______]

Bacterial Endotoxins [______]	[______]

Extractable Volume [______]	[______]

EXHIBIT D

Agreements Regulating the Exchange of Information and Reports

between Kuhnil Pharm. Co., Ltd. (“Distributor”) and ViraNative AB (“Company”),

Regarding the Safety of Multiferon™

1. Kuhnil Pharm. Co., Ltd. agrees to Reporting in the Following

Multiferon™®

All spontaneous reports will be reported to ViraNative. Serious - as well as Non-serious Adverse Drug Reactions. Serious Adverse Drug Reactions will be reported on CIOMS Report Form, plus a case summary plus additional information (if available).

Above mentioned Serious Adverse Drug Reactions reports will be sent to ViraNative within 10 days. Events causing death or considered life-threatening will be reported immediately by phone or fax.

Non-serious Drug Reactions will be sent to ViraNative every six months (January 15 and July 15).

Non-serious Adverse Events in Clinical Trials will be reported at the end of the study in a signed clinical study report.

Receiver of these reports will be:

Ms. Helen Damlin, ViraNative AB.

2. ViraNative Agrees to Reporting In the Following

Multiferon™

All spontaneous reports will be reported to Kuhnil Pharm. Co., Ltd. within 10 days. Events causing death or considered life threatening will be reported immediately by phone or fax.

Receiver of these reports will be:

Mr. Dong Jae Choi. Kuhnil

3. Periodic Reports, ViraNative to Kuhnil Pharm. Co., Ltd.

All Serious as well as Non-serious Drug Reactions, spontaneously reported on Multiferon™, will be reported to Kuhnil Pharm. Co., Ltd. periodically

4. Literature Update

The literature search is a part of the ViraNative Periodic Report and will be provided periodically as mentioned above.

This agreement has been drawn up in three original copies; of which the parties have taken one each.

Date	(Name and Title)
Viragen International Ltd.
865 SW 78th Avenue
Plantation, FL 33324

Date	(Name and Title)
Kuhnil Pharm. Co., Ltd.
237-12 Gong Deok-dong
Mapo-Gu
Seoul,
South Korea

Date

22. Entire Agreement	37

23. Dispute Resolution	37

24. Waivers	38

25. Invalidity	38

26. No Partnership	39

27. Notices	39

28. Governing Law	40